BONDXN TECHNOLOGIES LLC
SEC FILE NO: 8-71194

FINANCIAL STATEMENT
DECEMBER 31, 2025
WITH REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM
(PUBLIC PER RULE 17a-5 (e)(3))

BONDXN TECHNOLOGIES LLC

TABLE OF CONTENTS

DECEMBER 31, 2025

	Page
Facing Page to Form X-17A-5	1
Affirmation	2
Report of Independent Registered Public Accounting Firm	3
Financial Statements:	
Statement of Financial Condition	4
Notes to Financial Statements	5 - 8

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-71194

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___1/1/2025___ AND ENDING ___12/31/25___
                                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __BondXN Technologies LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__165 PASSAIC AVE, SUITE 201__
(No. and Street)

__FAIRFIELD__	__NJ__	__07004__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Arjun Arora	973-214-9099 |	aarora@bondxn.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Assurance Dimensions LLC__
(Name – if individual, state last, first, and middle name)

3111 N University Drive, Suite 621	Coral Springs	Florida	33065
(Address)	(City)	(State)	(Zip Code)

April 10, 2010	5036
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Gafner _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BondXN Technologies LLC _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signed by:

Signature: *William Gafner*
D70FFB83EB4D46C...

Title:
CEO

This filing contains (check all applicable boxes):**

☑ (a) Statement of financial condition.

☑ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
BondXN Technologies, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **BondXN Technologies, LLC** as of December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of **BondXN Technologies, LLC** as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of **BondXN Technologies, LLC's** management. Our responsibility is to express an opinion on **BondXN Technologies, LLC's** financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to **BondXN Technologies, LLC** in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I: Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Schedule II: Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and Schedule III: Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, have been subjected to audit procedures performed in conjunction with the audit of **BondXN Technologies, LLC's** financial statements. The supplemental information is the responsibility of **BondXN Technologies, LLC's** management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I: Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Schedule II: Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and Schedule III: Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, are fairly stated, in all material respects, in relation to the financial statements as a whole.

Assurance Dimensions

We have served as **BondXN Technologies, LLC's** auditor since 2025.

Assurance Dimensions, LLC
Coral Springs, Florida
March 2, 2026

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com
"Assurance Dimensions" is the brand name under which Assurance Dimensions, LLC including its subsidiary McNamara and Associates, LLC (referred together as "AD LLC") and AD Advisors, LLC ("AD Advisors"), provide professional services. AD LLC and AD Advisors practice as an alternative practice structure in accordance with the AICPA Code of Professional Conduct and applicable laws, regulations, and professional standards. AD LLC is a licensed independent CPA firm that provides attest services to its clients, and AD Advisors provide tax and business consulting services to their clients. AD Advisors, and its subsidiary entities are not licensed CPA firms.

BONDXN TECHNOLOGIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

A S S E T S

Cash	$	956,344
Accounts receivable		449,321
Prepaid expenses		13,975
Total Assets	**$**	**1,419,640**

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Contract liabilities	$	210,988
Accounts payable and accrued expenses		23,478
Total Liabilities		234,466
Member's Equity		**1,185,174**
Total Liabilities and Member's Equity	**$**	**1,419,640**

See the accompanying notes to this financial statement.

4.


BONDXN TECHNOLOGIES LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025


NOTE 1 - **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Organization

BondXN Technologies LLC (the "Company") was organized in Delaware on November 2nd, 2023, as a limited liability company. The Company is a wholly owned subsidiary of BondXN Inc. (the "Member"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"), since October 1, 2024. As a limited liability company, the member's liability is limited to its investment.

Nature of Business

The Company operates a technology platform that facilitates communication and information exchange between institutional market participants in connection with securities transactions. The Company acts as an introducing broker-dealer and earns commissions on transactions executed between customers. The Company does not carry customer accounts or hold customer funds or securities.

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") to ensure consistent reporting of financial condition, results of operations, and cash flows.

Cash

The Company maintains its bank account at a high credit quality financial institution. The balance at times may exceed the Federal Deposit Insurance Corporation (FDIC) limit of $250,000. Management does not believe the Company is exposed to any significant credit risk from balances in excess of federally insured limits. At December 31, 2025, the Company had a cash balance that exceeded the FDIC limit by $706,344.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles may require management to make estimates and assumptions

BONDXN TECHNOLOGIES LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

NOTE 1 -   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Estimates (continued)

that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

On January 1, 2024, the Company adopted ASU 2016-13 *Financial Instruments – Credit Losses (ASC Topic 326): Measurement of Credit Losses on Financial Instruments* (ASC Topic 326). This standard replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss ("CECL") methodology. CECL requires an estimate of credit losses for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts and generally applies to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities, and some off-balance sheet credit exposures such as unfunded commitments to extend credit. Financial assets measured at amortized cost will be presented at the net amount expected to be collected by using an allowance for credit losses.

The Company evaluates accounts receivable for expected credit losses in accordance with ASC 326. Based on historical collection experience and current conditions, management determined that no allowance for credit losses was required as of December 31, 2025. The Company had $449,321 in accounts receivable net of the $0 in recorded allowance for credit losses.

Income Taxes

The Company is a disregarded entity for federal income tax reporting purposes. Accordingly, the Company does not file a separate income tax return. The income or losses of the Company flow through to and are taxable to the Member. Therefore, no income taxes are recorded in the accompanying financial statements.

BONDXN TECHNOLOGIES LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

NOTE 1 -ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (continued)

Under the provisions of FASB Accounting Standards Codification 740-10 ("ASC 740-10"), Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Segment

The Company's Chief Operating Decision Makers ("CODMs") are its Chief Executive Officer and Chief Compliance Officer. Due to the similarities and related nature of the broker-dealer's services, the Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODMs manage the business activities using information of the Company as a whole. The CODMs use net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODMs use excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 2 -   NET CAPITAL REQUIREMENTS

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6.67% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

BONDXN TECHNOLOGIES LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

NOTE 2 -   NET CAPITAL REQUIREMENTS (continued)

At December 31, 2025, the Company had net capital of $721,878 which was $706,247 in excess of its required minimum net capital of $5,631. The Company's ratio of aggregate indebtedness to net capital was 0.32 to 1.00.

NOTE 3 -   RELATED PARTY TRANSACTION

The Company has an expense sharing agreement with its Member. Under the terms of this agreement, the Company has allocated personnel services and occupancy based on estimated time spent or estimated usage by the Company by individuals employed by its Member. No amounts are due to the Member as of December 31, 2025 as a result of this agreement. Financial position and results of operations might differ from the amounts in the accompanying financial statements if this related party agreement did not exist.

NOTE 4 -   COMMITMENTS AND CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2025.

NOTE 5 -   CONCENTRATIONS

Approximately 85% of accounts receivable at December 31, 2025, are due from three subscribers.

NOTE 6 -   SUBSEQUENT EVENTS

Subsequent events were evaluated through March 2, 2026, the date the financial statements were issued. There have been no subsequent events requiring recognition or disclosure in the financial statements.